

Mail Stop 4631

February 5, 2016

Via E-mail
Ms. Christine Schumann
Vice President - Finance
Advanced BioEnergy, LLC
8000 Norman Center Drive, Suite 610
Bloomington, MN 55437

> **Re:** **Advanced BioEnergy, LLC**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed January 5, 2016**
> **File No. 0-52421**

Dear Ms. Schumann:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction